CENTEX SECURITIES
                                                                 INCORPORATED
--------------------------------------------------------------------------------
1020 Prospect Street, Suite 200, La Jolla, California 92037 [ ](619) 456-8200
[ ] (800) 833-3504 [ ] Fax (619) 456-8211


June 26, 1997


Board of Directors
New Frontier Media, Inc.
1050 Walnut St., Suite 301
Boulder, CO.


Attention:  Mr. Mark H. Kreloff,
            Chairman and President


Gentlemen:

     New Frontier Media, Inc. ("New Frontier Media" or the "Company") hereby engage, Centex Securities. Inc. ("Centex") to serve as the sole managing underwriter In the proposed firm commitment underwritten public offering (the "offering") of approximately $7 million of Securities of the Company (the "Securities"). The following sets forth the primary terms and conditions under which the Company and Centex will proceed with Registration Statement covering the Securities to he underwritten:

Section 1. Pricing.

     The Securities will be priced based on indications from "Broker/Dealers", institutions and individuals such that in the best determination of the Underwriter, the securities can appreciate approximately 10% in the first week of trading.

Section 2.  Fees.

     The Company shall pay total compensation to the Underwriters not to, exceed the National Association of Securities Dealers Corporation ("NASD") Rules of Fair Practice. Such compensation shall be comprised the gross underwriting discounts and commissions, i.e., "gross spread", which will be approximately 10% of the public offering price. Centex will receive a nonaccountable expense allowance of up to 3% of the amount of the offering, of which $50,000 is due and payable upon execution cf this Agreement.* Any unpaid balance will be paid at closing. Centex will purchase from the Company for total consideration of $100 a Securities Purchase Warrant ("Warrant") equal to 10% of the number of Securities purchased by the Underwriters. Such Warrant will be exercisable at 120% of the Offering Price for a period of four years, commencing one year after the closing.

     Notwithstanding the above, the Company and Centex agree that, at the election of the Company, the Company and Centrex will select a co-managing underwriter (the "Co-Manager") for the offering mutually satisfactory to them. Compensation to such Co-Manager shall be upon terms agreeable to the Company, Centex and the Co-Manager, but in no event shall the compensation to Centex and the Co-Manager in the aggregate exceed the compensation set forth in this section 2.



*and $20,000 one week after receipt of $50,000 [initialed]

                               Member NASD & SIPC

Section 3.  Expenses.

     The company is responsible for paying all costs typically borne by the issuer. These include, but are not limited to, the cost of preparing the Registration Statement, all printing costs, filing and related expenses (SEC and NASD), the fees and expenses of its attorneys and accountants, and all Blue Sky and related costs, whether incurred by Counsel to the Company or the Manager, all NASDAQ or exchange listing fees, all costs of marketing the issue including all airfares, hotels, roadshow presentations, the cost of the tombstone advertisement and ten bound volumes of the closing document.

     Roadshows will be handled by Alan Stone & Company.

Section 4.  Over-allotment.

     The Company will grant to the Manager, as representative of the underwriters, the option to purchase up to an additional 15% of the aggregate number of Securities offered in connection with the Offering for a period of 45 days subsequent to the closing of the Offering (the "Closing") solely for the purpose of covering over-allotments, under the same terms as the other Securities underwritten in the offering.

Section 5.  Indemnification.

     The Company hereby indemnifies and holds harmless the Manager from and against any and all losses, claims, damages or liabilities to which the Manager may become subject under any federal or state securities law or otherwise arising out of or based upon the Manager's acting as aforesaid manager which is a result of any false or misleading statements by the Company or any omission of fact that would cause the Prospectus to be untrue. The company shall reimburse the Manager for any legal or other expenses reasonably incurred by the Manager in connection with investigating or defending or defending any such loss, claim damage, liability or action. This Paragraph shall survive the termination or expiration of this Agreement. However, this Paragraph shall be superseded by the indemnification provisions of the Underwriting Agreement when executed.

Section 6.  Exclusivity.

     The Company agrees that it will not negotiate with any other underwriter or other person relating to a possible public offering of the Company's securities for a period of 90 days after the date of execution and delivery of this Agreement without [initialed] the manager's consent. The Company represents and warrants that, except as disclosed to the Manager, it subsidiaries are wholly-owned by it and that it has not granted any other person any right to underwrite or register shares thereof or entered into any agreement to pay any finder's or financial service fee that would be triggered by consummation of this Offering.

Section 7.  Exceptions.

     None.

     The foregoing is a brief outline of the proposed financing and each of the terms must be interpreted in the form in which it finally appears in the Underwriting Agreement and related documents. Our obligation to purchase and offer the shares shall be conditioned in its entirety upon completion to our satisfaction of a comprehensive review of your business and prospects as well as the negotiation, execution, and delivery of a satisfactory Underwriting Agreement with the Company (this letter is not be construed as such an agreement nor as a contract to enter into such an agreement). The Underwriting Agreement will be entered into immediately prior to the time of the public offering. It is our intention that upon satisfaction of the conditions set forth in this letter and subject to market conditions at the time, a public offering of the shares will be made. However, this letter cannot be construed as a commitment by us to purchase the shares, nor a commitment by the Company to sell the shares.

     Please confirm your agreement [initialed] to the foregoing by signing and returning to us the enclosed copy of this letter along with a check for $50,000 in accordance with Section 2.

     We look forward to a successful transaction as a continuation of our mutually beneficial relationship.

Agreed to and Accepted this 14th day of 7/14/1997 [initialed]

NEW FRONTIER MEDIA, INC.                          CENTEX SECURITIES, INC.



By: /s/ Mark H. Kreloff                           By: /s/ Bruce I. Biddick
    ------------------------------                   ---------------------------
        Mark H. Kreloff                                   Bruce I. Biddick
        Chairman and President                            President-CEO